CAPE COASTAL TRADING CORPORATION

122 Ocean Park Blvd.

Suite 307

Santa Monica, CA 90405

(310) 396-1691

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about January 19, 2005, to holders of record on January 12, 2005, of shares of Common Stock (“Common Stock”) of Cape Coastal Trading Corporation, a New York corporation (the “Company”) in connection with an anticipated change in a majority of the members of the Company’s Board of Directors. The information contained in this Information Statement regarding the person designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

        WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        The consummation of the transactions described in this Information Statement (the “Closing”) will result in a change in control of the Company. As a result, two current directors of the Company (constituting the only directors of the Company) will resign, and a new director, designated by the recent purchasers of a controlling interest in the Company, will be appointed as the President, Treasurer and Secretary of the Company and as the sole director of the Company.

        You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. In this case, the Company’s two current directors are resigning in connection with a change of control transaction and those two directors are appointing their successor, who will become the sole director of the Company. Therefore, no vote of shareholders is required to effectuate the resignation of the two current directors and the appointment of the new sole director.

        This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with the completion of the acquisition by Gaha Ventures, LLC (a limited liability company controlled by Jodi Kirsch), Mary Jane Shapiro, Stephen Rosenblum, Altitude Group, LLC (a limited liability company controlled by Dr. Michael Kreizman), Q Management, Inc., and Fountainhead Investments, Inc. (both corporations controlled by Peter Zachariou) (collectively, the “Purchasers”) of a controlling interest in the Common Stock of the Company from Kwajo M. Sarfoh, David M. Loev and Trae O’Neil High (the “Sellers”). You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE STOCK PURCHASE AGREEMENT

        The Company, the Sellers and the Purchasers are parties to a Stock Purchase Agreement, dated January 6, 2005 (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, on January 13, 2005 (the “Closing Date”), the Sellers sold to the Purchasers, in the aggregate, 2,100,000 shares (the “Shares”) of the Company’s Common Stock (constituting approximately 91% of the outstanding Common Stock of the Company) that were then held by the Sellers. The Purchasers paid the Sellers, in the aggregate, $445,000 for the Shares. The Purchasers used their personal funds (or in the case of Purchasers who are entities, their working capital) to acquire the Shares. The Sellers retained, in the aggregate, 100,000 shares of the Company’s Common Stock.

        The Company also remains obligated to pay approximately $17,000 to Kwajo Sarfoh, which amount was previously loaned to the Company by Mr. Sarfoh as a stockholder loan (the “Stockholder Loan”). Pursuant to an Asset Purchase Agreement, dated January 13, 2005 (the “Asset Purchase Agreement”), Kwajo Sarfoh is acquiring the name of the Company, its website and certain contracts, agreements and other rights of the Company that relate to the Company’s business (the “Import Business”) of importing artworks and crafts from Ghana, Africa to sell to its vendors and customers in the U.S. (the “Acquired Assets”). Kwajo Sarfoh is paying approximately $17,000 for the Acquired Assets by releasing the Company from its obligation to repay the Stockholder Loan. No fairness opinion was obtained in connection with the transactions contemplated by the Asset Purchase Agreement. The board of directors, consisting of Kwajo Sarfoh and Trae O’Neil High, approved this transaction and indicated that such transaction was in the best interests of the Company and its stockholders.

        From and after the Closing Date, the Company will no longer operate its Import Business. Instead, the Company’s business plan will now consist of exploring potential targets for a business combination with the Company through a purchase of assets, share purchase or exchange, merger or similar type of transaction. Except as contemplated by the Asset Purchase Agreement and the Stock Purchase Agreement and except as otherwise expressly described in this information statement, neither the Purchasers nor the Company have any specific plans or proposals at this time which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Agreement of Directors to Resign

        In connection with entering into the Stock Purchase Agreement, Kwajo Sarfoh and Trae O’Neil High, each agreed to resign as directors of the Company and from all offices that they hold with the Company. Mr. High’s resignation became effective on the Closing Date. Mr. Sarfoh’s resignation will become effective on the latter of (i) the date that the Company files its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, and (ii) the tenth day following the mailing to the shareholders of the Company of an information statement that complies with the requirements of Rule 14f-1 of the Exchange Act of 1934.

INFORMATION CONCERNING THE COMPANY

Business

        The Company was incorporated on August 16, 2002 and its fiscal year ends December 31. Since its incorporation the Company has been in its developmental stages. The Company has had little revenue from operations since its inception and has incurred, and continues to incur, operating losses.

        The Company has from inception through the Closing Date been engaged in the Import Business. The Company initially procured U.S. $500.00 of artworks and crafts for purposes of providing samples for further marketing of products and initial sales.

Imported items include the following:

Ashanti Stools
Leather Purses, Sandals, Book Bags & Wallets
Leather Footrests
Bracelets&Beads
Authentic Kente Cloth
Drums
Masks&Statutes, and an assortment of additional Wood Carvings
Raffia Baskets
Ashanti Dolls
Traditional Games

        As a result of the change of control resulting from the consummation of the transactions described in the Stock Purchase Agreement and as a result of the contemplated sale of the Acquired Assets, the Company is changing its plan of operation. The Company’s new plan of operation is to exploring potential targets for a business combination with the Company through a purchase of assets, share purchase or exchange, merger or similar type of transaction.. The Company has not entered into any definitive agreement with regard to such an acquisition or business combination.

        Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its Annual Report on Form 10-KSB for the year ended December 31, 2003, and its quarterly reports on Form 10-QSB for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, all as filed with the Securities and Exchange Commission and available electronically on EDGAR at www.sec.gov.

Legal Proceedings

        The Company is not a party to any legal proceedings.

Description of Securities

        The following description is a summary and is qualified in its entirety by the provisions of the Company’s Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company’s registration statement on Form SB-2, filed with the Commission on May 20, 2003 (Registration Statement No.333-105393) and available electronically on EDGAR at www.sec.gov.

COMMON STOCK

The Company’s authorized capital stock consists of 50,000,000 shares of common stock at a par value of $.001. As of the date of this information statement, the Company has 2,300,375 shares of common stock outstanding, which is held by 36 stockholders of record.

        Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder for vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of a Director can elect all of the Directors. The holders of a majority of the common stock issued and outstanding and entitled to vote thereat, present in person or represented by a proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A vote by a holder of the majority of outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger, or an amendment to the Articles of Incorporation.

        Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution, or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. No such stock at this time exists. Holders of our common stock have no preemptive rights, no conversion rights and no redemption provisions applicable to the common stock.

DIVIDEND POLICY

        There are no restrictions in Company’s Articles of Incorporation or Bylaws that prevent it from declaring dividends. We have not in the past paid any dividends and anticipate that we will not have any earnings, if at all, until we are able to effect a business combination with a viable target operating company. We expect that we will retain any future earnings for use in carrying out our current plan of operation. We do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends will depend upon our financial condition, results of operations and capital requirements.

      PREFERRED STOCK

        The Company’s Articles of Incorporation does not authorize the issuance of any preferred stock.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

        The following tables set forth the beneficial ownership of the Company prior and immediately following the Closing of the sale of a controlling interest in the Company pursuant to the Stock Purchase Agreement:

Security Ownership of Certain Beneficial Owners and Management Prior to the Closing Date

        The following table sets forth, as of January 12, 2005 (immediately prior to the closing under the Stock Purchase Agreement), the number of shares of common stock owned of record and beneficially by any person who holds 5% or more of the outstanding Common Stock of the Company, all directors, each of the named officers in the Summary Compensation Table, and the directors and executive officers of the Company as a group.

Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Kwajo Sarfoh(1)	1,428,406	62.09%
350 Fifth Avenue
Suite 3304
New York, NY 10018

David M. Loev	575,094	25%
2777 Allen Parkway
Suite 1000
Houston, TX 77019

Trae O'Neil High	200,000	8.69%
350 Fifth Avenue
Suite 3304
New York, NY 10018

All officers and
directors as a group	1,628,406	70.79%
(2 people)(1)

(1)  Includes 3,500 shares of the Company’s common stock held by Mr. Sarfoh’s spouse.

Security Ownership of Certain Beneficial Owners and Management Following to the Closing Date

         The following table sets forth, as of January 13, 2005 (immediately following the closing under the Stock Purchase Agreement), the number of shares of common stock owned of record and beneficially by any person who holds 5% or more of the outstanding Common Stock of the Company, all directors, each of the named officers in the Summary Compensation Table, and the directors and executive officers of the Company as a group.

Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Kwajo Sarfoh(1)	33,500	1.46%
President and Treasurer
and Director
350 Fifth Avenue
Suite 3304
New York, NY 10018

Geoffrey Alison	0	0
Secretary and Director
250 Ashland Avenue
Santa Monica, CA 90405

Jodi Kirsch(2)	819,230	35.6%
25 Elm Street
Woodbury, NY11797
Mary Jane Shapiro	115,385	5.0%
16921 Unit C
Isle of Palms Drive
Delray Beach, FL 33484

Stephen Rosenblum	115,385	5.0%
14 Juneau Blvd
Woodbury, NY 11797

Dr. Michael Kreizman(3)	210,000	9.12%
2264 82nd Street
Brooklyn, NY 11214

Peter Zachariou(4)	840,000	36.50%
c/o Q Management, Inc.
180 Varick Street
13th Floor
New York, NY 10014

All officers and
directors as a group	33,500	1.46%
(2 people)(1)

(1)    Includes 3,500 shares of the Company’s common stock held by Mr. Sarfoh’s spouse.
(2)     Consists of 819,230 shares of the Company’s common stock held by Gaha Ventures, LLC, a limited liability company controlled by Jodi Kirsch.
(3)     Consists of 210,000 shares of the Company’s common stock held by Altitude Group, LLC, a limited liability company controlled by Dr. Michael Kreizman.
(4)     Consists of 210,000 shares held by Q Management, Inc. and 630,000 shares of the Company’s common stock held by Fountainhead Investments, Inc., each of which are corporations controlled by Peter Zachariou.

        Section 16(a) of the Exchange Act requires our executive officers and directors, and person who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by us, we believe that during the year ended December 31, 2004, all such filing requirements applicable to its officers and directors were complied with.

MANAGEMENT OF THE COMPANY

Current Board of Directors and Management

        The directors and executive officers of the Company are currently as follows:

Name	Age	Position
Kwajo Sarfoh	32	President, Treasurer and Director
Geoffrey Alison	32	Secretary and Director

        Kwajo M. Sarfoh, 32, has served as our president, director and treasurer since our incorporation in August 2002. Mr. Sarfoh is a native citizen of Ghana, Africa and maintains established relationships within Ghana. Mr. Sarfoh has lived in the United States for over 29 years and currently resides in New York City. From September 2000 to January 2001, Mr. Sarfoh was employed at Flott & Co. as a Law Associate specializing in international tax. From August 2001 to November 2003, Mr. Sarfoh was employed as a Federal Tax Consultant at Deloitte & Touche LLP. Beginning December 2003, Mr. Sarfoh has worked as a Senior Associate at Ernst & Young. Mr. Sarfoh received a bachelor degree in economics from the State University of New York at Albany, a law degree from Boston University Law School, a masters in business administration from Boston University School of Management, and a masters of law in taxation from Georgetown University Law Center.

        Geoffrey Alison, 32, was appointed to the board of directors and as Secretary of the Company on January 13, 2005 upon the effectiveness of the resignation of Trae O’Neil High from such positions on in connection with the change of control transaction described in this information statement. Mr. Alison has been registered with the National Association of Securities Dealers since 1999 and has worked as a General Securities Principal in for various securities firms including Stock USA, Inc (January 1999 – October 2001) and Assent, LLC (November 2001 – August 2004). From September 2004 through the present date, Mr. Alison has been a registered General Securities Principal with ECHOtrade, a Philadelphia Exchange member firm, as a securities trader for his own capital and benefit. From July 2003 through January 2005, he served as Chief Financial Officer, Secretary and a director of Intrac, Inc. (OTCBB:ITRD). In October, 2002, Mr. Alison co-created Greenvest Industries, Inc. which manufactures pet products under the brand name Happy Tails Pet Beds. Mr. Alison is currently President and CEO of Greenvest Industries, Inc.

        At the closing of the transactions contemplated by the Stock Purchase Agreement, Mr. High resigned as Secretary and as a director of the Company. Geoffrey Alison was appointed as Secretary and as a director of the Company. Mr. Sarfoh has agreed to remain as the President, Treasurer and as a director of the Company until the latter of (i) the date that the Company files its annual report on Form 10-KSB for the fiscal year ended December 31, 2004 and (ii) the tenth day following the mailing of this information statement to the shareholders of the Company. At such time, Mr. Sarfoh’s resignation from such positions will become effective and Mr. Alison will be appointed to the additional positions of President and Treasurer and will remain as the sole director of the Company.

Committees of the Board of Directors

        Our business is managed under the direction of the board. The board meets on a regularly scheduled basis to act on matters requiring board approval. It also holds special meetings when an important matter requires action by the board between scheduled meetings. The board of directors held no meetings during fiscal year 2004 and acted by written consent on one occasion.

        The Company does not have a standing audit, nominating or compensation committee or any committee performing a similar function. The Company does not have an audit committee charter or a nominating committee charter or policy or similar document. The Company currently has limited working capital and almost no revenues. The Company’s financial statements are currently relatively simple. Management does not believe that it would be in the best interests at this time to retain independent directors to sit on an audit committee or a nominating or compensation committee. If the Company is able to raise sufficient financing in the future or if it is successful at acquiring an operating enterprise or to commence new operations, then the Company will likely seek out and retain independent directors and form an audit committee and other committees.

        The Company’s entire board of directors participates in the director nomination process. The board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by security holders. The entire board will consider any person nominated by securityholders that is reputable and that has experience in business and companies like the Company in general. The board will also consider the extent of any nominee’s educational background in deciding whether to nominate a person for a directorship position. The Company does not pay any fee to third parties for helping it nominate or evaluate director candidates and the Company does not obtain such services from any third party.

        None of the current board members are independent based on the NASDAQ rules defining independence. If we are successful in effecting a business combination with an operating business or if we are otherwise able to commence a new business and generate sufficient revenues, then we may seek out and retain one or more qualified independent directors. At that time we intend to also set up an audit, nominating and compensation committee.

        The Company does not have any audit committee financial expert serving on our board of directors. If the Company is successful in effecting a business combination with an operating Company or some other acquisition, the Company would likely seek to retain an independent audit committee financial expert.

Security Holder Communication Process

        The Company encourages its security holders to communicate directly with the Company’s board of directors regarding any issues, including financial issues, that may affect the Company. The process for contacting our board of directors is through writing to the Company Secretary at the Company’s principal offices. The Secretary will raise any appropriate security holder concerns that he receives with the board of directors.

Involvement in Legal Proceedings

        The Company is not aware of any material proceeding to which Geoffrey Alison or Mr. Sarfoh is a party adverse to the interests of the Company. Neither Geoffrey Alison nor Mr. Sarfoh has a material interest adverse to the Company. During the past five years, neither Geoffrey Alison nor Mr. Sarfoh, has:

    (1)        Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

    (2)        Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

    (3)        Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

    (4)        Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Certain Relationships and Related Transactions

        The Company’s principal stockholders loan the Company money from time to time. As of December 31, 2004, the Company owed $4,548, $7,156, and $ 902 (or an aggregate of $12,606) to Trae O’Neil High, Kwajo M. Sarfoh and David M. Loev, respectively, for purchases they made and expenses they paid on behalf of the Company.

        The Company and Kwajo Sarfoh, the Company’s director, President and Treasurer (and a controlling stockholder of the Company at the time) entered into the Asset Purchase Agreement pursuant to which Mr. Sarfoh will acquire the Acquired Assets constituting the Import Business in exchange for the release of the Company’s obligation to repay the Stockholder Loan. No fairness opinion was obtained in connection with the transactions contemplated by the Asset Purchase Agreement. The board of directors, consisting of Kwajo Sarfoh and Trae O’Neil High, approved this transaction and indicated that such transaction was in the best interests of the Company and its stockholders.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

        There have been no transactions between the Company and Geoffrey Alison other than as set forth in this Information Statement.

    Mr.        Sarfoh and Mr. High, who were the only officers and directors of the Company prior to the Closing Date, did not accrue and do not receive any compensation for their services performed during the past three calendar years.

SUMMARY COMPENSATION TABLE
ANNUAL COMPENSATION

Name & Principal Position	Year	Compensation
Kwajo M. Sarfoh	2004	$0
CEO, CFO, President	2003	$0
Treasurer and Director	2002	$0

Trae O. High	2004	$0
Vice President,	2003	$0
Secretary and Director	2002	$0

Compensation of Directors

        All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director’s and/or committee meetings, but are not otherwise compensated.

Employment Agreements

        The Company does not have employment agreements with any of its executive officers or directors.

INDEMNIFICATION POLICY

        The directors and officers are indemnified as provided by the New York Business Corporation Law and our bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of the Company’s directors, officers, or controlling persons in connection with the securities being registered, the Company will, unless in the opinion of the Company’s legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. The Company will then be governed by the court’s decision.

NO STOCKHOLDER ACTION REQUIRED

        This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of New York require approval of the sale of the Shares contemplated by the Stock Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

        This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

         The Board of Directors

January 19, 2005